EXHIBIT 99.1

                                 [RETALIX LOGO]

                                  NEWS RELEASE


Investor Relations Contact   Public Relations Contact  International Contact
Allan E. Jordan              John Columbus             Motti Gadish
The Global Consulting Group  GolinHarris, New York     Retalix Ltd.
+1-646-284-9400              +1-212-373-6000           +972-9-776-6611
ajordan@hfgcg.com            jcolumbus@golinharris.com Motti.Gadish @retalix.com


       Maines Improves Inventory Management and Productivity with Retalix
                                Power Warehouse

       Major foodservice distributor converts organization in record time with Retalix technologies

     Dallas, TX, October 4, 2006 - Retalix(R) (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, announced today that Maines Paper and Foodservice has deployed Retalix Power Warehouse(TM) to enhance inventory management and productivity in its ten distribution centers. Maines Paper and Foodservice is the nation's second largest independent systems foodservice distributor. Maines ten distribution centers serve 35 states and over 4,000 foodservice establishments.

     Retalix Power Warehouse is Warehouse Management Software (WMS) designed specifically for route-based, multi-stop food distribution operations seeking higher operational efficiencies, product tracking, and improved customer service levels.

     Retalix Power Warehouse enabled Maines to go from using four disparate warehouse management systems to operating one version of the software across ten different distribution centers supporting a variety of concepts. With the Radio Frequency (RF) and bar code scanning capabilities of Retalix Power Warehouse, Maines improved inventory control, cycle counting, put away and let-down processes, and order selection in all distribution centers.

     "In just 22 months, we successfully automated our ten distribution centers with different, complex formats, using the Retalix Power Warehouse solution," said Joe Jurich, CIO, Maines Paper & Food Service. "Retalix easily met our need for one intergrated solution with the flexibility and performance to handle a variety of operating needs including RF and voice that were unique to the distribution center."

     "In today's environment of expanding food laws and regulations, distributors are compelled by both government and food suppliers to invest in new technology to remain compliant, or else risk significant business loss for themselves and their customers", said Victor Hamilton, president and CEO of Retalix USA. "Our solutions are tailored to the food industry's unique environments, and Maines' investment in Retalix Power Warehouse demonstrates its commitment to high-quality, cost-efficient relationships with the leading chain restaurants and dining establishments throughout the United States."


     About Maines Paper and Foodservice

     Headquartered in Conklin, NY, Maines Paper and Foodservice is one of the leading independent foodservice distributors in the U.S., with annual revenues exceeding $1.6 billion. The company operates ten distribution centers throughout New York State and the Northern Tier of Pennsylvania serving 35 states and over 4000 single unit and regional chain restaurants, educational institutions, healthcare facilities, convenience stores, cruise lines, and camps. The Quick Service Restaurant (QSR) division of Maines currently services two of the top three national burger chains.

     Maines on the Web: www.maines.net

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 42,000 sites installed across 51 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution, and supply chain operations, encompassing stores, headquarters, and warehouses. Retalix develops and supports its software through more than 1,400 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     Retalix and Retalix Power Warehouse are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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